SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Clayton Williams Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

969490101 (CUSIP Number)

July 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 969490101	Page 2 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 1,239,218
6) Shared Voting Power -0-
7) Sole Dispositive Power 1,239,118
8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,218
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 11.42
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 969490101	Page 3 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons J.J.B. Hilliard, W.L. Lyons, Inc. 61-0734935
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 1,340
6) Shared Voting Power -0-
7) Sole Dispositive Power 1,340
8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,340
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.01
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 969490101	Page 4 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 1,237,878
6) Shared Voting Power -0-
7) Sole Dispositive Power 1,237,778
8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,237,878
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 11.41
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 969490101	Page 5 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 100
6) Shared Voting Power -0-
7) Sole Dispositive Power -0-
8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 100
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 969490101	Page 6 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons BlackRock Advisors, Inc. 23-2784752
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 1,237,778
6) Shared Voting Power -0-
7) Sole Dispositive Power 1,237,778
8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,237,778
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 11.41
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 969490101	Page 7 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons State Street Research & Management Company 13-3142135
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 949,934
6) Shared Voting Power -0-
7) Sole Dispositive Power 949,934
8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 949,934
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 8.76
12)	Type of Reporting Person (See Instructions) IA

Page 8 of 11 Pages

ITEM 1(a) -	NAME OF ISSUER: Clayton Williams Energy, Inc.

ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: Three Radnor Corporate Center, Suite 300 100 Matsonford Road Radnor, Pennsylvania 19087

ITEM 2(a) -

NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; J.J.B. Hilliard, W.L. Lyons, Inc.; PNC Bancorp, Inc.; PNC

Bank, National Association; BlackRock Advisors, Inc.; and State Street Research & Management Company

ITEM 2(b) -

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

J.J.B. Hilliard, W.L. Lyons, Inc. – 501 South 4th Avenue, Louisville, KY 40202-2517

PNC Bancorp, Inc. - 300 Delaware Avenue, Suite 304, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

BlackRock Advisors, Inc. - 100 Bellevue Parkway, Wilmington, DE 19809

State Street Research & Management Company – One Financial Center, Boston, MA 02111

ITEM 2(c) -

CITIZENSHIP:

The PNC Financial Services Group, Inc. – Pennsylvania

J.J.B. Hilliard, W.L. Lyons, Inc. - Kentucky

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

BlackRock Advisors, Inc. – Delaware

State Street Research & Management Company - Delaware

ITEM 2(d) -	TITLE OF CLASS OF SECURITIES: Common

ITEM 2(e) -	CUSIP NUMBER: 969490101

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☒	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☒	An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 9 of 11 Pages

ITEM 4 -	OWNERSHIP:

The following information is as of July 31, 2006:

(a) Amount Beneficially Owned: 1,239,218 shares*

(b) Percent of Class: 11.42

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote 1,239,218

(ii) shared power to vote or to direct the vote -0-

(iii) sole power to dispose or to direct the disposition of 1,239,118

(iv) shared power to dispose or to direct the disposition of -0-

____________

*  Of the total shares reported herein, 100 shares are held in accounts at PNC Bank, National Association and 1,340 shares are held in accounts at J.J.B. Hilliard, W.L. Lyons, Inc., all in a fiduciary capacity.

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable.

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable.

ITEM 7 -

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

J.J.B. Hilliard, W.L. Lyons, Inc. – IA (indirect subsidiary of The PNC Financial Services Group, Inc.)

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

BlackRock Advisors, Inc. - IA (indirect subsidiary of PNC Bancorp, Inc.)

State Street Research & Management Company – IA (indirect subsidiary of BlackRock Advisors, Inc.)

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable.

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.

Page 10 of 11 Pages

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2006		August 10, 2006

Date		Date

By:	/s/ Joan L. Gulley	By:	/s/ Maria C. Schaffer
	Signature - The PNC Financial Services Group, Inc.		Signature - PNC Bancorp, Inc.
	Joan L. Gulley, Vice President		Maria C. Schaffer, Executive Vice President
	Name & Title		Name & Title

August 10, 2006		August 10, 2006
Date		Date

By:	/s/ Joan L. Gulley	By:	/s/ Robert S. Kapito
	Signature - PNC Bank, National Association		Signature - BlackRock Advisors, Inc.
	Joan L. Gulley, Executive Vice President		Robert S. Kapito, Vice Chairman
	Name & Title		Name & Title

August 10, 2006		August 10, 2006
Date		Date

By:	/s/ Robert S. Kapito	By:	/s/ James R. Allen
	Signature – State Street Research & Management Company		Signature – J.J.B. Hilliard, W.L. Lyons, Inc.
	Robert S. Kapito, Vice Chairman		James R. Allen, Chairman & CEO
	Name & Title		Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT

WAS PREVIOUSLY FILED AS EXHIBIT A TO SCHEDULE 13G

BY THE PNC FINANCIAL SERVICES GROUP, INC., PNC BANCORP, INC.,

PNC BANK, NATIONAL ASSOCIATION, BLACKROCK ADVISORS, INC.

AND STATE STREET RESEARCH & MANAGEMENT COMPANY

Page 11 of 11 Pages

EXHIBIT A

AGREEMENT

August 10, 2006

The undersigned hereby agrees to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) in connection with its beneficial ownership of common stock issued by Clayton Williams Energy, Inc.

The undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

The undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein but is not responsible for the completeness or accuracy of the information concerning the other joint filers.

This Agreement applies to any amendments to Schedule 13G.

J.J.B. HILLIARD, W.L. LYONS, INC.

BY:	/s/ James R. Allen
James R. Allen, Chairman & CEO